Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: December 21, 2005
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRESS RELEASE
SIGNATURES

Press Release
Federal Council passes strategic goals for Swisscom
Today the Federal Council reached a decision on the key points of the consultation proposal regarding the further privatisation of Swisscom and passed the new strategic goals for its participation in the company. The question surrounding the privatisation of Swisscom should be cleared up as quickly as possible. The Federal Council’s new strategic goals will grant Swisscom limited flexibility for corporate acquisitions.
The Telecommunications Enterprise Act states that the Federal Council must specify the Swiss government’s goals as majority shareholder in the company for a four-year period. This commits the Federal Council to longer-term, consistent goals and the publication of these goals establishes transparency for third-party investors. The main shareholder’s strategic goals establish a framework for Swisscom’s own strategy which is drawn up by the Executive Board and approved by the Board of Directors. After consulting with Swisscom, the Federal Council has now passed its goals for 2006 to 2009. Swisscom has acknowledged this and will accordingly determine its future corporate strategy in the months to come.
Free reserves will continue to be paid out to shareholders
Parts of the Federal Council’s goals also concern how profits and free reserves are used. The Swiss government expects Swisscom to follow a pay-out policy that returns all free funds remaining from a business year after any value-adding investments and loan repayments have been made to the shareholders via share buy-backs and dividend payments as usual. A decision concerning the use of profits and distribution of funds to shareholders as proposed by the Board of Directors, will be reached at the General Meeting of Shareholders.
Reduction of distributable reserves — limited net debt
The distributable reserves of Swisscom Ltd will amount to around CHF 3 billion at the end of 2005. The Swiss government expects these to be reduced to a maximum of CHF 1 billion over the four-year period. Currently, Swisscom has net funds of over CHF 1 billion and a pay-out to reduce the amount of reserves would incur net debt amounting to CHF 1 billion. According to the goals, the government has restricted permissible net debt to, at most, one and a half times EBITDA of around CHF 4.1 billion in 2005 as per the consolidated financial statements. On the

Swisscom Ltd
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+41-31-342 06 70	media@swisscom.com

Press Release
back of current business, this would result in a financial framework with a maximum additional debt potential of around CHF 5 billion for acquisitions over the next four years.
Holdings abroad still possible but subject to certain restrictions
Holdings abroad are still possible if they support Swisscom’s core business within Switzerland or can be shown to follow another strategic-industrial logic. The Federal Council, however, expects Swisscom not to enter into any investments in foreign telecommunications companies with a universal service obligation (USO) mandate. Swisscom will also carefully examine these guidelines and provide an update at the annual press conference on 8 March 2006, at the latest.
Berne, 21 December 2005

Swisscom Ltd
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+41-31-342 06 70	media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: December 21, 2005	by:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law